Mail Stop 3561

Via U.S. Mail and facsimile to (604) 685-5777

Anton J. Drescher
Chief Financial Officer and Corporate Secretary
USA Video Interactive Corp.
#597, 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

     Re: **USA Video Interactive Corp.**
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed July 23, 2009
          Preliminary Proxy Statement on Schedule 14A
          Filed May 8, 2008
          Definitive Proxy Statement on Schedule 14A
          Filed May 28, 2008
          Form 10-K and 10-K/As for the Fiscal Year Ended December 31, 2008
          Filed March 31, 2009, June 10, 2009, July 15, 2009, and July 23, 2009
          File No. 000-29651

Dear Mr. Drescher**:**

   We have completed our review of your Preliminary Proxy Statement on Schedule 14A, Form 10-K and related filings and have no further comments at this time**.**

            Sincerely,

            H. Christopher Owings
            Assistant Director